March 16, 2010



Suying Li
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., USA


Re:   Letter Dated March 2, 2010
      Lightlake Therapeutics, Inc.
      Form 10-K for the Fiscal Year Ended July 31, 2009
      Filed October 15, 2009
      Form 10-Q for the Fiscal Quarter Ended October 31, 2009
      Filed December 21, 2009
      File No. 333-139915



Ms. Li:

In response to your letter dated March 2, 2010 Lightlake Therapeutics, Inc. has drafted and amended our previous Form 10-K and Form 10-Q and has resubmitted both amended forms. In the Form 10-K/A our independent auditor has revised its report to conform with the requirements in Auditing Standard No. 1, Reference in Auditors' Report to the Standards of the Public Company Accounting, and AU
Section  508,  Reports  on  Audited  Financial  Statements.

In response to the item whether explanatory language should be included in our independent auditor's report: our independent auditors report was inadvertently not included in our originally filed Form 10-K. Our independent auditor's report, as originally issued by our auditor, has been attached in our amended Form 10-K/A, and did include an explanatory paragraph regarding the company's ability to continue as a going concern.

Our financial statements for the fiscal year ended July 31, 2008 were audited by a predecessor auditor so we have attached the predecessor auditor's report in our amended Form 10-K/A.

We have also modified the title of all the financial statements to clearly indicate that we are a development stage company.

  Head Office : 54 Baker Street, 6th Floor, London, ENG W1U 7BU United Kingdom
                  Phone: 44-207-034-1943 Fax: 44-207-034-1941

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I  believe  the  amended  forms satisfy the comments made in the above mentioned letter. The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


     Sincerely;

     /s/ Seijin Ki

     Seijin Ki
     Director and Secretary

cc.  Dr. Roger Cyrstal

  Head Office : 54 Baker Street, 6th Floor, London, ENG W1U 7BU United Kingdom
                  Phone: 44-207-034-1943 Fax: 44-207-034-1941